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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number:  0-22089
(Check One)
[ ] Form 10-K and Form 10-KSB    [ ] Form 11-K
[ ] Form 20-F  [X} Form 10-Q and Form 10-QSB  [ ] Form N-SAR

           For the period ended June 30, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended _____________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

    Full name of registrant: Brunswick Technologies, Inc.

    Former name if applicable:

    Address of principal executive office (Street and Number): 43 Bibber Parkway

    City, State and Zip Code:  Brunswick, Maine  04011

                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the

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prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The quarter ended June 30, 1998 is the first full quarter for which the Company has been required to consolidate the financial statements of its recently acquired wholly owned subsidiary, Brunswick Technologies Europe Limited. Accordingly, the Company requires an extension of time pursuant to Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION
         (1) Name and telephone number of person to contact in regard to this notification.

  Alan Chesney, Chief Financial Officer                  (207) 729-7792
 ---------------------------------------        -------------------------------
              (Name)                            (Area Code and Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Exhibit A attached hereto, consisting of the Company's August 11, 1998 Press Release.

                          Brunswick Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 13, 1998                     By: /s/Alan Chesney
                                           -------------------------------
                                           Alan Chesney, Chief Financial Officer

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                                    EXHIBIT A

                   BRUNSWICK TECHNOLOGIES, INC. - FORM 12b-25

                          August 11, 1998 Press Release

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For Immediate Release: August 11, 1998
Contact:  Lisa Sheprow, 207-729-7792


         BRUNSWICK TECHNOLOGIES REPORTS RECORD EARNINGS AND REVENUES FOR
                SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 1998

         Brunswick, ME - Brunswick Technologies, Inc. (Nasdaq: BTIC), a leading manufacturer and innovative developer of composite reinforcement materials, today reported record earnings and revenues for second quarter and six months ended June 30, 1998. Second quarter revenues reached $10,968,000, up 36% over the same period last year. Net income for the quarter increased 16% to $518,000, or $.10 per fully diluted share, up from last year's second quarter of $446,000 or $.09 per share. Results for this quarter were calculated with 8% more shares outstanding than the prior year's quarter, and include the operations of BTI Europe, which was acquired in March, 1998.

         For the six months ended June 30, 1998, net income rose 28% to $936,000, or $.17 per fully diluted share compared to $732,000, or $.16 per share for the same period in 1997. Revenues for the first six months of 1998 grew to $20,015,000, up 30% or $4,610,000 over the first half of 1997.

         "BTI continued to achieve record growth and profits in the first half of 1998 and expects that this trend will continue for the balance of the year," stated Martin Grimnes, the company's CEO and Chairman. "We are even more encouraged with the strength of our base business, particularly marine conversions, which exceeded BTI expectations in a traditionally slow seasonal period for the industry.

         Also commenting on the quarter was Bill Dubay, BTI's President and COO:
"Although we are pleased with our record results for the quarter, our financial performance was negatively affected by product mix and capacity issues in our North American operations. This impacted shipments in our second quarter and reduced BTI's gross margins. As announced in June, new machine capacity and capabilities are being added to alleviate this situation."

                                     -more-

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Page 2, BTI Second Quarter 1998

         Grimnes added, "Our European expansion strategy continues to deliver positive results. After an exceptional quarter, BTI Europe has a record backlog going into the third quarter, a historically slow period in Europe. We have been able to use our new European presence and distribution channels to develop new White Steel(R) projects across northern Europe."

         On the management front, BTI initiated the implementation of a state-of-the-art Enterprise Resource Planning software system. North American operations' financial reporting was successfully converted to the new system during the second quarter. Phil Harmon, the former Operations Manager in Maine, has been promoted to Corporate Controller having joined the company more than 6 years ago. He has a B.S. in mechanical engineering and a MBA in finance. Elizabeth Dufresne, who recently joined the company, now holds his former position. She comes to this position with more than 8 years in manufacturing operations with Cooper Industries, a well-known electrical component manufacturer in Maine. Dufresne has an engineering degree and a MBA.

                      -end- (see financial tables attached)



Matters discussed in this news release, including any discussion of or impact, expressed or implied, on the Company's anticipated operating results and future earnings per share contain forward-looking statements (identified by the words "estimate", "project", "plans", "believe", "expect" and similar expressions) that involve known and unknown risks and uncertainties. The Company's operating results may differ significantly from the results indicated by such forward-looking statements. Positive effects, and the timing thereof, resulting from the acquisition, are dependent upon the maintenance by Brunswick Technologies Europe of TTI's historical revenue and earnings, the Company's success in cross marketing products and the expansion of current markets. Brunswick Technologies Europe's success in marketing outside of the United Kingdom may be adversely affected by the valuation of the pound sterling versus other European currencies. Any plans to expand production, including any addition of manufacturing facilities (as to which the Company has no immediate plans), are dependent upon the growth in product acceptance and the Company" ability to obtain the necessary capital to build or acquire additional production facilities. Additionally, the Company's operating results may be adversely affected by many factors, including but not limited to competition from both composite and non-composite products, failures in marketing programs, the inability to assimilate TTI's business, special or unusual events and other events and other factors that may affect manufacturers in general. These and other risks are detailed from time to time in the Company's SEC reports, including the Company's Registration Statement on Form S-1 filed August 23, 1996, and its Form 10K for the year ended December 31, 1996.


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


                                               Brunswick Technologies Inc.
                                            Consolidated Statements of Income
                                   (in thousands except earnings per share information)
                                                        Unaudited

                                                         Three Months Ended        Six Months Ended        Increase In $
                                                                                                          -----------------
                                                              June 30                   June 30            Three     Six
                                                       -----------------------  ------------------------
                                                          1998         1997        1998          1997      Months   Months
                                                       -----------  ----------  -----------  -----------  -------- --------
Net sales.................................................$10,968      $8,073      $20,015      $15,405        35.9%    29.9%
Cost of goods sold........................................  8,444       5,872       15,299       11,320
        Gross profit......................................  2,524       2,201        4,716        4,085        14.7%    15.4%
                                                             23.0%       27.3%        23.6%        26.5%

Selling, general and administrative expenses..............  1,673       1,368        3,168        2,600
Research and development expenses.........................    139         159          299          266
        Operating income..................................    712         674        1,249        1,219         5.7%     2.5%
                                                              6.5%        8.3%         6.2%         7.9%

Other income (expense)
     Interest income......................................     12          77           62          132
     Interest expense.....................................     (1)        (98)          (4)        (260)
     Miscelaneous, net....................................     75          50          143           82

        Income before income taxes........................    798.        703        1,450        1,173        13.5%    23.6%
                                                               7.3%        8.7%         7.2%         7.6%

Income tax expense........................................    280         257          514          441
        Net income........................................  $ 518       $ 446        $ 936        $ 732        16.2%    27.9%
                                                               4.7%        5.5%         4.7%         4.8%

Preferred stock dividend..................................     -           -            -           $ 48
Accretion of preferred stock redemption value.............     -           -            -              8
Net income attributable to common stock...................  $ 518       $ 446        $ 936         $ 676        16.2%    38.5%

Basic:
     Earnings per share...................................  $ 0.10      $ 0.10       $ 0.18       $ 0.19         2.5%    -4.4%
     Weighted average common shares outstanding...........   5,161       4,551        5,156        3,607

Diluted:
     Earnings per share...................................  $ 0.10    $ 0.09       $ 0.17       $ 0.16           7.3%     9.1%
     Weighted average common shares outstanding...........   5,445     5,029        5,456        4,655


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


                          BRUNSWICK TECHNOLOGIES, INC.
                           Consolidated Balance Sheets
                      (Thousands except share information)

                                                                                    June 30, 1998          December 31
                                                                                        1998                   1997
                                                                                  ------------------     -----------------
                                                                                  ------------------     -----------------
                                     ASSETS
Current Assets:                                                                      (Unaudited)
    Cash ......................................................................               $ 430                 $ 353
    Marketable securities available for sale ..................................                   -                 6,607
    Accounts receivable, net of allowance for doubtful
        accounts of $101 in 1998 and $46 in 1997...............................               5,904                 2,909
    Inventories ...............................................................               4,516                 3,308
    Deferred income taxes .....................................................                 179                   179
    Other current assets ......................................................                 290                   354
                                                                                  ------------------     -----------------
      Total current assets ....................................................              11,319                13,710

Property, plant & equipment
    Land and building .........................................................                 983                   937
    Furniture and fixtures ....................................................                 580                   458
    Leasehold Improvements ....................................................                  97                    81
    Machinery and equipment ...................................................               8,366                 6,375
    Machine under contruction .................................................                 794                   231
    Vehicles ..................................................................                  92                    92
    Management Information System .............................................                 312                   102
                                                                                  ------------------     -----------------
                                                                                             11,224                 8,276
    Less accumulated depreciation and amortization ............................              (2,380)               (2,003)
                                                                                  ------------------     -----------------
        Net property, plant and equipment .....................................               8,844                 6,273
                                                                                  ------------------     -----------------

Due from shareholder...........................................................                  32                    70
Investment in European Technology net of accumulated
        amortization of $50 in 1998)...........................................               2,186                     -
Other assets (net of accumulated amortization for patents of $4 and
        $1 in 1998 and 1997, respectively) ....................................                  84                   124
Goodwill (net of accumulated amortization of $458 and $322
        in 1998 and 1997, respectively) .......................................               5,728                 5,039
                                                                                  ------------------     -----------------
                  Total assets                                                             $ 28,193              $ 25,216
                                                                                  ==================     =================

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Note payable to bank ......................................................               $ 143                   $ -
    Current installments of long-term debt ....................................                 100                   100
    Due to stockholder ........................................................                 464                    84
    Accounts payable-trade ....................................................               1,717                   538
    Accrued expenses ..........................................................                 747                   514
    Income taxes payable ......................................................                 155                   130
                                                                                  ------------------     -----------------
      Total current liabilities ...............................................               3,326                 1,366

Long-term debt, excludiing current installments ...............................                 253                   253
Deferred income taxes .........................................................                 370                   370

Shareholders' equity:
    Preferred stock $10 par value: 1,000,000 authorized, none outstanding......                   -                     -
    Common stock, $0.0001 par value; 20,000,000 shares authorized,
        5,161,014 outstanding in 1998 and 5,146,606 outstanding in 1997 .......                   1                     1
    Additional paid in capital.................................................              24,749                24,715
    Treasury stock at cost: 3,300 shares in 1998 and 1997 .....................                  (5)                   (5)
    Cummulative Translation Adjustment.........................................                  47
    Accumulated deficit .......................................................                (548)               (1,484)
                                                                                  ------------------     -----------------
      Total shareholders' equity ..............................................              24,244                23,227
                                                                                  ----------------------------------------
                  Total liabilities and shareholders' equity (deficit)                     $ 28,193              $ 25,216
                                                                                  ========================================